UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2014

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _______________ to _______________

Commission File Number 001-35399

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Cheviot Savings Bank 401(k) Plan & Trust

B:  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cheviot Financial Corp.
3723 Glenmore Avenue
Cheviot, Ohio 45211

Cheviot Savings Bank 401(k) Plan & Trust

Financial Statements and Supplemental Schedule

December 31, 2014 and 2013

With
Report of Independent Registered
Public Accounting Firm

THE CHEVIOT SAVINGS BANK 401(K) PLAN & TRUST

Table of Contents

                                                                                                                                                                                                  Page

Report of Independent Registered Public Accounting Firm                                                                                           1

Financial Statements:

Statements of Net Assets Available for Benefits                                                                                                     2

Statement of Changes in Net Assets Available for Benefits                                                                                 3

Notes to the Financial Statements                                                                                                                        4 - 9

Supplemental Schedules:

Supplemental Schedule of Assets (Held at End of Year)                                                                                       10

Report of Independent Registered Public Accounting Firm

To the Audit Committee of
Cheviot Savings Bank 401(k) Plan & Trust

We have audited the accompanying statements of net assets available for benefits of the Cheviot Savings Bank 401(k) Plan & Trust as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of the Plan's internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procerdures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the  Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Clark, Schaefer, Hackett & Co.

Cincinnati, Ohio
June 26, 2015

Cheviot Savings Bank 401(k) Plan & Trust
Statements of Net Assets Available for Benefits
December 31, 2014 and 2013

	2014	2013
Assets:

Investments at fair value	$9,687,705	8,496,523

Receivables:
Employer contribution	156,465	166,444

Net assets available for benefits	$9,844,170	8,662,967

Cheviot Savings Bank 401(k) Plan & Trust
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2014

Additions:

Additions to net assets attributed to:

Investment income:
Net appreciation in fair value of investments	$918,891
Interest	28,095
Dividends	375,980
1,322,966

Contributions:
Employer	265,974
Participants	331,962
597,936

Total additions	1,920,902

Deductions:

Deductions from net assets attributed to:

Benefits paid to participants	739,699

Total deductions	739,699

Net increase	1,181,203

Net assets available for benefits:

Beginning of year	8,662,967

End of year	$9,844,170

Cheviot Savings Bank 401(k) Plan & Trust
Notes to Financial Statements
December 31, 2014 and 2013

1.	DESCRIPTION OF PLAN:

The following description of the Cheviot Savings Bank 401(k) Plan & Trust (the “Plan”) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General
Cheviot Savings Bank (the “Bank” and “Employer”) maintains the Cheviot Savings Bank 401(k) Plan & Trust which is a qualified, tax-exempt profit sharing plan with a salary deferral feature under Section 401(k) of the Internal Revenue Code (the “Code”). Employees who have attained age 21 and have completed one year of employment are eligible to participate. Employees are entitled to enter the Plan on the first January 1 or July 1 occurring after the employee becomes eligible to participate in the Plan.

Contributions
Under the Plan, participants may elect to defer a percentage of their compensation each year instead of receiving that amount in cash equal to the lesser of (i) a maximum percentage of compensation as indicated in a notice received from the Plan administrator or (ii) an indexed dollar amount set by the Internal Revenue Service, which was $17,500 for 2014. In addition, for participants that are age 50 or older by the end of any taxable year, the participant may elect to defer additional amounts (called “catch-up contributions”) to the Plan. The additional amounts may be deferred regardless of any other limitations on the amount that a participant may defer to the Plan. The maximum catch-up contribution that a participant can make in 2014 was $5,500.

Each plan year (a calendar year), Cheviot Savings Bank will contribute to the Plan the following amounts: (a) the total amount of the salary reduction a participant elected to defer; (b) in the discretion of Cheviot Savings Bank, a matching contribution equal to a percentage of the amount of the salary reduction a participant elected to defer; and (c) a discretionary amount equal to 3% of a participant’s plan compensation (generally the sum of a participant’s Form W-2 wages and other compensation for the year plus a participant’s before-tax contributions to the Plan and any other benefit plans of Cheviot Savings Bank, up to a legal limit (which was $260,000 for 2014) for the year plus 3% of a participant’s plan compensation for the year in excess of 50% of the Social Security Taxable Wage Base for old-age retirement benefits for the year ($58,500 for 2014) plus any additional amount that does not match a participant’s salary reduction and that is determined by Cheviot Savings Bank in its discretion.

Participant accounts
Each participant's account is credited with the participant's contributions and the Bank matching contributions, as well as allocations of the Bank's additional discretionary contribution and Plan earnings. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting
Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Bank's contribution portion of their accounts is based on years of continuous service. A participant is 100 percent vested after six years of credited service.

Cheviot Savings Bank 401(k) Plan & Trust
Notes to Financial Statements
December 31, 2014 and 2013

Payment of benefits
Plan benefits will be paid to each participant in the form of a single cash payment at normal retirement age unless earlier payment is selected. If a participant dies prior to receipt of the entire value of his or her Plan accounts, payment will generally be made to the beneficiary in a single cash payment as soon as possible following the participant’s death. Payment will be deferred if the participant had previously elected a later payment date. If the beneficiary is not the participant’s spouse, payment will be made within one year of the date of death. If the spouse is the designated beneficiary, payment will be made no later than the date the participant would have attained age 70 1/2. Normal retirement age under the Plan is age 65. Early retirement age is age 59.5 with six years of service.

Forfeited accounts
At December 31, 2014 and 2013, forfeited nonvested accounts totaled $1,139 and $15,917, respectively. These balances are added to the employer discretionary contribution allocated to eligible participants in the Plan after the end of the plan year.

2.	SUMMARY OF ACCOUNTING POLICIES:

Basis of accounting
The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment valuation and income recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan's Investment Committee determines the Plan's valuation policies utilizing information provided by the investment advisers and custodians.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Payment of benefits
Benefits are recorded when paid.

Expenses
Certain expenses of maintaining the Plan are paid directly by the Bank and are excluded from these financial statements.  Investment related expenses are included in net appreciation of fair value of investments.

Subsequent events
The Plan has evaluated subsequent events through the report date, the date the financial statements were available to be issued.

Cheviot Savings Bank 401(k) Plan & Trust
Notes to Financial Statements
December 31, 2014 and 2013

3. INVESTMENTS:

The following presents investments that represent 5% or more of the Plan’s net assets at December 31:

2014                      2013

American Funds Income Fund of America                                                                       $  503,801                 510,840
American Funds Growth Fund of America                                                                           907,854                 846,890
American Funds American Balanced Fund                                                                          614,296                 574,425
American Funds Target Date 2020                                                                                         492,218                 447,568
Cheviot Financial Corp. common stock                                                                              3,290,624              2,254,536
Cheviot Savings Bank certificate of deposit fund                                                             1,092,342              1,205,042

During 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $918,891 as follows:

Mutual funds                                                                                                                      $      52,907
Certificate of deposit fund                                                                                                       (78,926)
Common stock                                                                                                                          944,910
                                                                                                                                              $     918,891

4. FAIR VALUE MEASUREMENTS:

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy are described as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2: Inputs to the valuation methodology include: Quoted prices for similar assets or liabilities in active markets; Quoted prices for identical or similar assets or liabilities in inactive markets; Inputs other than quoted prices that are observable for the asset or liability; Inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Cheviot Savings Bank 401(k) Plan & Trust
Notes to Financial Statements
December 31, 2014 and 2013

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Certificate of deposit fund: The fair value of the certificates of deposit fund was calculated using a discounted cash flow analysis that calculates the present value of the projected cash flows from the portfolio. Interest rates used were based on current market rates of comparable instruments.

The following table sets forth by level, within the fair value hierarchy, the plan's investments at fair value as of December 31, 2014 and 2013:

Investments at fair value as of December 31, 2014

Level 1                                Level 2                      Level 3                        Total

Mutual funds:
Cash funds                                                                $    83,309                                       -                                     -                          83,309
Bond funds                                                                    263,381                                       -                                    -                         263,381
Balanced funds                                                             614,296                                       -                                     -                        614,296
Growth and income funds                                        1,270,790                                      -                                      -                     1,270,790
Growth funds                                                             1,899,139                                      -                                      -                     1,899,139
Blended funds                                                           1,173,824                                       -                                      -                    1,173,824
Total mutual funds                                                    5,304,739                                      -                                       -                    5,304,739

Common stock:
Financial institutions                                                3,290,624                                      -                                       -                     3,290,624
Total common stock                                                 3,290,624                                       -                                       -                     3,290,624

Certificate of deposit fund                                                          -                         1,092,342                                      -                     1,092,342

Total investments at fair value                                 $ 8,595,363                         1,902,342                                      -                     9,687,705

Cheviot Savings Bank 401(k) Plan & Trust
Notes to Financial Statements
December 31, 2014 and 2013

Investments at fair value as of December 31, 2013

Level 1                      Level 2                      Level 3                        Total

Mutual funds:
Cash funds                                                               $    137,429                                 -                                  -                     137,429
Bond funds                                                                    250,716                                 -                                  -                     250,716
Balanced funds                                                              574,425                                -                                  -                      574,425
Growth and income funds                                         1,242,564                                -                                  -                   1,242,564
Growth funds                                                              1,834,366                                -                                   -                  1,834,366
Blended funds                                                                997,445                                -                                  -                      997,445
Total mutual funds                                                      5,036,945                                -                                 -                   5,036,945

Common stock:
Financial institutions                                                  2,254,536                                -                                  -                  2,254,536
Total common stock                                                   2,254,536                                -                                   -                  2,254,536

Certificate of deposit fund                                                           -                  1,205,042                                   -                  1,205,042

Total investments at fair value                                   $ 7,291,481                 1,205,042                                    -                 8,496,523

5. RELATED PARTY TRANSACTIONS AND PARTY IN INTEREST TRANSACTIONS:

In 2014, the Plan purchased 20,828 common shares of the Cheviot Financial Corp. at a cost of $239,101. Cheviot Financial Corp. is the holding company of Cheviot Savings Bank.

The Plan sold 8,144 common shares of the Cheviot Financial Corp. for $85,898 with a realized gain of $5,729 in 2014.

The Plan has an investment in a certificate of deposit fund (“CD’s”) in which participants can invest in certificates of deposit of the Cheviot Savings Bank. The CDs are held in safe keeping at Cheviot Savings Bank. The Bank charges no fees on this fund.

Certain Plan investments are shares of mutual funds managed by American Funds and Capital Bank and Trust Company. Capital Bank and Trust Company is the custodian of the mutual funds as defined by the Plan and, therefore, these transactions qualify as party in interest transactions. Fees incurred by the Plan for the investment management services are included in net appreciation in fair value of the investment. The Bank pays directly any other fees related to the plan's operations.

Cheviot Savings Bank 401(k) Plan & Trust
Notes to Financial Statements
December 31, 2014 and 2013

6. PLAN TERMINATION:

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of Employee Retirement Income Security Act. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

7. TAX STATUS:

The Bank adopted a prototype non-standardized profit sharing plan with a cash or deferral arrangement which received a favorable opinion letter from the Internal Revenue Services (IRS) dated March 31, 2008. The IRS stated in the letter that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC).  The Plan has since been amended.  While the Bank has not obtained its own determination letter on the Plan, management believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

8. RISKS AND UNCERTAINTIES:

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

Cheviot Savings Bank 401(k) Plan & Trust
EIN: 31-0238110 Plan Number: 002
Schedule H, Line 4i, Schedule of Assets (Held at End of Year)
December 31, 2014

	(b)	(c)	(d)	(e)
(a)	Identity of Issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current Value

*	American Funds Money Market Fund	Mutual fund	**	$59,786
	Federated Prime Value Obligation Fund	Mutual fund	**	23,523
*	American Funds Bond Fund of America	Mutual fund	**	241,030
*	American Funds Capital World Bond Fund	Mutual fund	**	22,351
*	American Funds American Balanced Fund	Mutual fund	**	614,296
*	American Funds Washington Mutual Investors	Mutual fund	**	451,182
*	American Funds Income Fund of America	Mutual fund	**	503,801
*	American Funds Capital World Growth & Income Fund	Mutual fund	**	315,807
*	American Funds AMCAP Fund	Mutual fund	**	282,811
*	American Funds Investment Company of America	Mutual fund	**	265,533
*	American Funds Growth Fund of America	Mutual fund	**	907,854
*	American Funds Europacific Growth Fund	Mutual fund	**	173,648
*	American Funds SMALLCAP World Fund	Mutual fund	**	269,293
*	American Funds Target Date 2015	Mutual fund	**	189,049
*	American Funds Target Date 2020	Mutual fund	**	492,218
*	American Funds Target Date 2025	Mutual fund	**	227,995
*	American Funds Target Date 2030	Mutual fund	**	162,661
*	American Funds Target Date 2035	Mutual fund	**	30,920
*	American Funds Target Date 2040	Mutual fund	**	63,513
*	American Funds Target Date 2045	Mutual fund	**	3,708
*	American Funds Target Date 2050	Mutual fund	**	3,403
*	American Funds Target Date 2055	Mutual fund	**	357
*	Cheviot Financial Corp common stock	Common stock - 231,571 shares	**	3,290,624
*	Cheviot Savings Bank certificate of deposit fund	Certificate of deposit fund	**	1,092,342

	* A party in interest as defined by ERISA ** Assets are participant directed - cost not required to be disclosed			$9,687,705

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CHEVIOT SAVINGS BANK 401(k) PLAN & TRUST

Date: June 26, 2015	By:	/s/ Scott T. Smith
Scott T. Smith
Trustee